FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                      1934


                               September 13, 2005

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                              (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.


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Smith & Nephew - Trading Update

13 September 2005

Ahead of an analysts visit to the US later this week, Sir Christopher O'Donnell, Group Chief Executive of Smith & Nephew plc (LSE: SN, NYSE: SNN) the global medical technology business, made the following comments on trading today:

"Sales growth over the summer has been below expectations, partly influenced by Hurricane Katrina during August. In Orthopaedics sales growth of knee products was slower following new product roll-outs by competitors. In consequence, and coupled with the continuing difficulties in Louisiana and Mississippi, Smith and Nephew is reducing its full year guidance for underlying sales growth for Orthopaedics by 1% to 17%. In Wound Management a continued decline in US distributor inventories has caused us to reduce full year guidance for underlying sales growth for Wound Management by 1% to 5%."

"The benefit of translational currency has reduced from 11/2% to 1/2% of sales, for the full year, following the recent decline in the US dollar versus Smith and Nephew's reporting currency, sterling. A further consequence is that the trading margin for the full year will be slightly lower at approximately 20.6% and full year EPS growth will be 12 - 13%."

Smith & Nephew will start its close period on 30 September ahead of announcing results for the third quarter on 27 October.

A conference call for analysts will be held today at 12.00pm BST / 7.00am EST. For details contact Samantha Hardy on +44 (0) 20 7960 2257. The call will be audio webcast live at www.smith-nephew.com and a recording will be available shortly afterwards.


Enquiries

Investors

Peter Hooley                                   Tel:        +44 (0) 20 7401 7646
Smith & Nephew Group Finance Director

Investors / Media
Liz Hewitt                                     Tel:       +44 (0) 20 7401 7646
Smith & Nephew Group Director Corporate Affairs


About us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the fastest growing global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,500 employees and operates in 33 countries around the world generating annual sales of GBP1.25 billion.


Forward-Looking Statements

This press release contains certain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and operating margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.



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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: September 13, 2005
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary